Exhibit 99.1

PENN WEST ANNOUNCES THE CLOSING OF THE SALE OF ITS

NON-OPERATED 9.5% WORKING INTEREST IN THE WEYBURN UNIT

CALGARY, November 9, 2015 - PENN WEST PETROLEUM LTD. (TSX - PWT; NYSE - PWE) (“Penn West”, “we”, “us” or “our”) is pleased to announce that it has closed the sale of its non-operated 9.5% working interest in the Weyburn Unit in Southeast Saskatchewan for cash consideration of approximately $205 million.

Additionally, as announced in our third quarter results, we closed the sale of our properties in the Greater Mitsue area of Central Alberta on October 30, 2015, for total proceeds of $193 million, subject to closing adjustments. We intend to use the proceeds from both dispositions to reduce our senior debt.

With approximately $810 million in divestitures announced this year, we have surpassed our $650 million non-core asset disposition target, despite a challenging commodity price environment. These transactions continue to demonstrate our ability to complete non-core asset dispositions at attractive deal metrics. We will continue our divestiture process on additional non-core assets.

About Penn West

Penn West is one of the largest conventional oil and natural gas producers in Canada. Our goal is to be the company that redefines oil & gas excellence in western Canada. Based in Calgary, Alberta, Penn West operates a significant portfolio of opportunities with a dominant position in light oil in Canada on a land base encompassing approximately 4 million acres.

Penn West shares are listed on the Toronto Stock Exchange under the symbol “PWT” and on the New York Stock Exchange under the symbol “PWE”. All dollar amounts herein are in Canadian dollars.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. In particular, this document contains a forward-looking statement pertaining to our intention to use the proceeds from the dispositions to reduce our senior debt, that the transactions continue to demonstrate our ability to complete non-core asset dispositions at attractive deal metrics and that we will continue our divestiture process on additional non-core assets.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations and assumptions will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Important factors that could cause actual results and events to differ from those described in the forward-looking statements can be found in our public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

For further information, please contact:

PENN WEST

Penn West Plaza

Suite 200, 207 – 9th Avenue SW

Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Fax: 403-777-2699

Toll Free: 1-866-693-2707

Website: www.pennwest.com

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor_relations@pennwest.com